NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 31, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 20, 2017 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The mandatory conversion of KeyCorp's 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A ('Series A Preferred Stock') became effective on March 20, 2017. Holders of the Series A Preferred Stock will receive 7.0922 KeyCorp common shares for each share of Series A Preferred Stock held. Cash will be paid in lieu of fractional common shares. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 20, 2017.